UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING                0-10089

                                 FORM 10-K                       CUSIP NUMBER
                                                                  904808 20 1
                    For Period Ended: December 31, 1996

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                                   UNIOIL
                      ----------------------------------
                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                       3817 Carson Avenue, P.O. Box 310
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                              Evans, CO 80620
                          ------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

A few additional days are needed to complete and finalize the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Fred C. Jones                 970/330-6300
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This explanation follows below:

The Registrant expects to report oil & gas revenues of $621,174 for the year ended December 31, 1996, as compared to oil & gas revenues of $311,197 for the year ended December 31, 1995. The increase is primarily the result of one well in which the Registrant had a working interest but did not participate in the development, and was subject to a 200% payout provision before becoming entitled to receive production payments with respect to its interest. During the year it was dicovered that 200% payout had been reached and that the Registrant became entitled to significant revenues with respect to its working interest.
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                                  UNIOIL
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     UNIOIL

                                     By/s/ Fred C. Jones
                                       Fred C. Jones, Vice President


Date: March 31, 1997
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]